September 20, 2023

NOTICE OF RESCHEDULED CONVENING HEARING

To: The Holders as of September 20, 2023 (the "Record Date") of the following:

Notes	**CUSIP*** **Reg S**	**CUSIP*** **144A**	**ISIN*** **Reg S**	**ISIN*** **Rule 144A**
$500 Million Senior Secured Notes due 2026	L0427P AD8	04684L AC2	USL0427PAD89	US04684LAC28

Ladies and Gentlemen:

By a letter dated 4 September 2023 in accordance with the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) (the "Practice Statement Letter"), Atento UK Limited ("Atento UK") notified you that it was intending to apply to the High Court of Justice of England and Wales (the "Court") at a court hearing scheduled to be held on 25 September 2023 (the "Convening Hearing") for an order to convene meetings of its creditors that would be affected by its proposed restructuring plan under Part 26A of the Companies Act 2006 (the "Plan Creditors") for the purpose of considering and, if thought fit, approving the proposed restructuring plan (the "Restructuring Plan"). We now notify you that the Convening Hearing has been rescheduled to be held on 20 October 2023.

Atento UK will issue a new Practice Statement Letter to Plan Creditors in due course, which will set out the proposed class composition of the Plan Creditors for the purposes of voting on the Restructuring Plan and will provide Plan Creditors with further information with respect to the Restructuring Plan ahead of the rescheduled Convening Hearing.

This Notice is being provided for information purpose only and is not a solicitation or an offer for the purchase of any securities. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended or are exempt from such registration.

Very truly yours,

ATENTO LUXCO 1